Issuer Free Writing Prospectus, dated April 6, 2017

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated April 6, 2017

Registration No. 333-203439

AutoZone, Inc.

$600,000,000 3.750% SENIOR NOTES DUE 2027 (the “Notes”)

Final Term Sheet

Dated: April 6, 2017

Issuer:	AutoZone, Inc.

Trade Date:	April 6, 2017

Settlement Date:

April 18, 2017 (T+7)

It is expected that the delivery of the notes will be made against payment therefor on April 18, 2017, which will be the seventh business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle on T+7 (on April 18, 2017) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next three succeeding business days should consult their advisor.

Principal Amount:	$600,000,000

Maturity:	June 1, 2027

Interest Payment Dates:	June 1 and December 1 of each year, commencing on December 1, 2017

Interest Payment Record Dates:	May 15 and November 15 of each year

Benchmark Treasury:	UST 2.25% due February 15, 2027

Benchmark Treasury Price / Yield:	99-04 / 2.35%

Spread to Benchmark Treasury:	+140 basis points

Yield to Maturity:	3.750%

Coupon (Interest Rate):	3.750%

Price to Public:	99.995% of the Principal Amount

Optional Redemption Provision:	The Notes will be redeemable at our option at any time in whole or in part. If the Notes are redeemed before March 1, 2027 (three months prior to the maturity date of the Notes) (the “Par Call Date”), the redemption price will equal the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would have been due if the notes matured on the Par Call Date (not including any portion of such payments of interest accrued to the date of redemption) discounted at the Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement), plus 25 basis points. If the Notes are redeemed on or after the Par Call Date, the redemption price for the Notes will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding the date of redemption.

Change of Control:	The occurrence of a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) will require AutoZone, Inc., to repurchase the Notes for cash at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of repurchase.

CUSIP/ISIN:	053332AV4 / US053332AV43

Joint Book-Running Managers:	J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc.

Co-Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

Keybanc Capital Markets Inc.

Mizuho Securities USA Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Regions Securities LLC

BB&T Capital Markets

BNP Paribas Securities Corp.

Capital One Securities, Inc.

TD Securities (USA) LLC

The issuer has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll free, J.P. Morgan Securities LLC, collect at (212) 834-4533, U.S. Bancorp Investments, Inc., toll-free at (877) 558-2607 or Wells Fargo Securities, LLC, toll-free at (800) 645-3751.